UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

StepStone Group Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85914M107

(CUSIP Number)

Jennifer Y. Ishiguro

Chief Legal Officer & Secretary

StepStone Group Inc.

450 Lexington Avenue, 31st Floor

New York, NY 10017

Telephone: (212) 351-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person James Lim
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,924,973
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,924,973
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.0%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Person’s (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 450 Lexington Avenue, 31st Floor, New York, NY 10017.

This amendment (the “Amendment”) amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 20, 2021 (the “Original Filing” and, as amended by this Amendment, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D is being filed by James Lim (the “Reporting Person”).

(a) As of the date of this statement, Mr. Lim beneficially owns 6,870,421 shares of Class A Common Stock and 54,552 Class C Units that are convertible into Class A Common Stock owned by Sanctuary Bay LLC.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In November 2022, the Reporting Person entered into a 10b5-1 Plan with Morgan Stanley Smith Barney LLC, which provides for the sale of up to 750,000 shares of Class A Common Stock. All sales of shares of Class A Common Stock under the 10b5-1 Plan are subject to certain minimum price conditions.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)
James Lim	6,924,973	11.0%

(1)

Based on 62,834,791 shares of Class A Common Stock issued and outstanding as of May 23, 2023, and assuming that the Reporting Person exchanges all the Class C Units that are beneficially owned by him and currently available to be exchanged for Class A Common Stock on a one-for-one basis.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

Other than the transactions described below and disclosed in the Original Filing, the Reporting Person has not effected any transactions involving the beneficial ownership of Class A Common Stock during the sixty (60) days prior to the date of this statement.

On June 14, 2023, the Reporting Person made a gift of 19,200 shares of Class A Common Stock.

In November 2022, the Reporting Person entered into a 10b5-1 Plan with Morgan Stanley Smith Barney LLC, referenced in Item 4. The Reporting Person may terminate his 10b5-1 Plan and the Issuer may terminate the 10b5-1 Plan, each under certain circumstances.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Ninth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

2.	Class C Exchange Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

3.	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

4.	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

24.1	Power of Attorney for James Lim (incorporated by reference to Exhibit 24.1 to the Reporting Person’s Schedule 13D filed on September 24, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

/s/ Jennifer Ishiguro, Attorney-in-Fact
James Lim